UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2026

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Third Quarter 2026 Trading Update dated 29 October 2026, prepared by WPP plc.

29 October 2026

Third Quarter 2026 Trading Update

Disciplined execution of the Elevate28 plan delivers continued progress and momentum in Q3; FY guidance reiterated

Third Quarter	£ million	+/(-) % reported1	+/(-) % LFL2
Revenue	3,274	0.5	0.5
Revenue less pass-through costs	2,411	(2.0)	(2.1)

Year to date	£ million	+/(-) % reported1	+/(-) % LFL2
Revenue	9,647	(2.8)	(1.9)
Revenue less pass-through costs	7,156	(4.4)	(3.9)

Q3 revenue of £3,274m was up 0.5% YoY on both a reported basis and like-for-like (LFL), while revenue less pass-through costs of £2,411m was down 2.1% LFL. YTD reported revenue was down 2.8% YoY and 1.9% LFL. YTD revenue less pass-through costs was down 4.4% YoY and 3.9% LFL. Performance in the quarter is in line with our expectations. We continue to expect LFL revenue less pass-through costs down low to mid-single digits in H2, with Q4 towards the better end of this range, and expect FY headline operating margin to be in the range of 12% to 13%.

Cindy Rose OBE, Chief Executive Officer of WPP, said:

“We are on track to deliver phase one of Elevate28: stabilising our business performance and laying the foundations for a simpler, more unified WPP. Our integrated client proposition and modern data solutions are gaining traction with both new and existing clients.

“Client demand remains healthy for our AI-enabled media, creative, production and enterprise solutions, powered by our agentic marketing platform WPP Open. Winning competitive pitches to renew long-standing partnerships with clients like The Coca-Cola Company and DoorDash provides further evidence of commercial momentum and client confidence in WPP’s ability to drive brand differentiation and business growth at a global scale.

“Our third quarter results show further sequential improvement in LFL growth, in line with our expectations. This reinforces my confidence in our strategy and our ability to deliver our plan. We remain focused on disciplined execution as we prepare for the ‘Build’ phase of Elevate28 and position WPP for a return to growth during 2027.

“Once again, I would like to thank our clients and partners for their continued trust, our shareholders for their support and our people for their commitment and hard work as we deliver the next phase of our plan.”

Conference call at 9.00am GMT/5.00am EDT: For teleconference please pre-register at this link; live webcast available here.

1. Percentage change in reported sterling.
2. Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year.

Q3 2026 performance

●    Q3 revenue – Q3 2026 revenue of £3,274m was up 0.5% reported and LFL. Revenue less pass-through costs of £2,411m was down 2.0% reported and 2.1% LFL. YTD revenue of £9,647m was down 2.8%, a LFL decline of 1.9%. YTD revenue less pass-through costs of £7,156m was down 4.4% reported and down 3.9% LFL.

●     Business segment and regions – Global Integrated Agencies Q3 LFL revenue less pass-through costs fell 2.1%, with WPP Media returning to growth of 0.3% and WPP Production growing 2.5%, offset by WPP Creative declining 5.1%. All regions declined, with North America down by 1.8%, EMEA by 1.7%, APAC by 4.3% and LATAM by 1.2%.

●    Clients – WPP’s top 25 clients LFL revenue less pass-through costs was down 2.7% in the quarter, with an improving trajectory compared to Q2 (-3.2%). The Q3 performance reflects client assignment losses from the prior year. By client sector, CPG, Tech & Digital Services and Retail continued to see LFL declines in the third quarter, however Automotive and Healthcare continued to grow.

●    Elevate28 progress – During the third quarter, WPP secured a number of new client assignments and significant retentions, including The Coca-Cola Company – as its global media partner (excluding North America, Japan and South Korea which were not part of the review) – DoorDash, Nestlé, Uber and Waymo. We continued to invest in future growth, including the opening of a new state-of-the-art production facility in East London, the addition of 48 new data partners to Open Intelligence, the announcement of an expanded strategic technology partnership with Kyndryl and the appointment of key talent including Tyler Turnbull as CEO of WPP Creative and Adam Gerhart as WPP’s Global Chief Client Officer. We maintained progress on delivering our targeted cost savings, as well as potential asset disposals and will provide updates in due course, as appropriate. Please see the full Q3 2026 highlights below.

Financial outlook for 2026

●     Reiterating 2026 guidance – We continue to expect LFL revenue less pass-through costs to decline low to mid-single digits in the second half of 2026, with Q4 towards the better end of this range. We maintain our full year margin expectation of 12% to 13%. This is consistent with second half margins decreasing by up to c.200 bps year-on-year, reflecting the phasing of our investment plans, including investment in growth initiatives, the ramp up of new business wins and the rebuilding of our incentives.

●     Adjusted operating cash flow before working capital – We continue to anticipate adjusted operating cash flow before working capital of £800m to £900m. Excluding anticipated restructuring costs associated with historical plans and the Elevate28 strategy, we would anticipate adjusted operating cash flow before working capital of £1.0bn to £1.1bn.

For further information:

Investors and analysts		Media
Thomas Singlehurst, CFA	+44 7876 431922	Niken Wresniwiro	+44 20 7282 4600
Anthony Hamilton	+44 7464 532903	Louise Lacourarie	+44 20 7282 4600
Melissa Fung	+44 7353 107064

irteam@wpp.com	wpp.com/investors	press@wpp.com

Third quarter 2026 overview

Revenue in the third quarter was £3,274m, up 0.5% from £3,259m in Q3 2025, and also up 0.5% LFL. Revenue less pass-through costs was £2,411m, down 2.0% from £2,459m in Q3 2025, and down 2.1% LFL.

£ million	Q3 2026	% reported	% M&A	% FX	+/(-) % LFL
Revenue	3,274	0.5	0.0	0.0	0.5
Revenue less pass-through costs	2,411	(2.0)	(0.1)	0.2	(2.1)

£ million	YTD 2026	% reported	% M&A	% FX	+/(-) % LFL
Revenue	9,647	(2.8)	(0.1)	(0.8)	(1.9)
Revenue less pass-through costs	7,156	(4.4)	0.0	(0.5)	(3.9)

Segmental review

Business segments – revenue less pass-through costs

+/(-) % LFL	Global Integrated Agencies
Q3 2026	(2.1)
YTD 2026	(3.9)

Additional Global Integrated Agencies business analysis1

	Q3 2026		YTD 2026
	+/(-) % LFL	% share, revenue less pass-through costs	+/(-) % LFL	% share, revenue less pass-through costs
WPP Media2	0.3	45	(3.6)	45
WPP Creative	(5.1)	48	(5.0)	49
WPP Production	2.5	7	1.9	6
1. Global Integrated Agencies is the Group’s single reporting segment, which aligns with WPP as a single, unified operating company. This represents the aggregation of the Group’s Media, Creative (including Enterprise Solutions) and Production businesses. Additional analysis as above is provided for WPP Media, WPP Creative (including Enterprise Solutions) and WPP Production. Additional analysis related to % LFL revenue less pass-through costs growth and % share for Enterprise Solutions will be provided from 1 January 2027.
2. WPP Media includes certain businesses previously within the Specialist Agencies reporting segment.

In total, Global Integrated Agencies declined 2.1% in Q3 (Q3 2025: -5.9%), a sequential improvement compared to Q2 (-2.8%).

WPP Media saw a return to growth with LFL revenue less pass-through costs growth of 0.3% in Q3 (Q2: -2.8%). WPP Media continues to be impacted by prior year client losses, but benefited from an improving quarterly trend in spend from existing customers and a growing contribution from new account wins, along with an easing comparison (Q3 2025: -5.6%) and some timing benefits.

WPP Creative, including WPP Enterprise Solutions, declined 5.1% in Q3 (Q3 2025: -6.7%), a deteriorating sequential trend (Q2: -3.5%), with lower client spending partially offset by the continued ramp up of new business wins. Declines are centred on our integrated creative agencies, with PR back to growth and our brand and design agencies growing mid-single digits in the quarter.

WPP Production grew 2.5% in Q3 (Q3 2025: +0.6%) reflecting an improving growth trajectory (Q2: +1.3%), supported by new business wins and strong performance across APAC and LATAM.

Regional segments – revenue less pass-through costs

+/(-) % LFL	North America	EMEA	APAC	LATAM
Q3 2026	(1.8)	(1.7)	(4.3)	(1.2)
YTD 2026	(4.6)	(3.5)	(4.0)	(1.2)

North America declined 1.8% LFL (Q3 2025: -6.0%), reflecting a sequential improvement (Q2: -4.3%) with some benefit from easier comparables, but also encouraging trends at WPP Media partially offset by LFL performance in WPP Creative.

EMEA declined 1.7% LFL (Q3 2025: -5.5%), a continuation of the sequential improvement from the second quarter (Q2: -3.0%). The United Kingdom declined by 1.2% in Q3 but also saw a sequential improvement (Q2: -5.5%) while Germany saw a return to growth (Q3: +2.4%).  Middle East & Africa continued to decline in Q3 at -12.4% in the context of sustained geopolitical uncertainty with a deteriorating trend (Q2: -7.2%).

APAC declined 4.3% LFL in Q3 (Q3 2025: -7.4%), a sequential deterioration from Q2 at +0.3%, driven primarily by a step down in China which contracted by 8.7% in Q3 (Q2: +15.6%), in line with expectations and reflecting timing factors (Q3 YTD: -1.5%). India, meanwhile, returned to growth at +2.9% in Q3 (Q2: -6.0%) while Australia continued to decline by 4.8% (Q2: -1.8%).

LATAM declined 1.2% LFL in Q3 (Q3 2025: -3.1%) in line with the YTD run rate (Q3 YTD: -1.2%) but a sequential slowdown from Q2 (+0.9%) with declines in Mexico on prior year client losses.

Client sector – revenue less pass-through costs

	Q3 2026 +/(-) % LFL	YTD 2026 +/(-) % LFL	% share, revenue less pass-through costs1
CPG	(6.4)	(8.2)	27
Tech & Digital Services	(3.9)	(7.4)	17
Healthcare & Pharma	4.3	3.4	13
Automotive	6.7	1.3	11
Retail	(6.0)	(3.8)	9
Telecom, Media & Entertainment	(15.7)	(15.1)	6
Financial Services	(8.9)	(11.9)	6
Other	(3.7)	2.8	4
Travel & Leisure	(2.7)	(2.7)	4
Government, Public Sector & Non-profit	(11.7)	(6.6)	3
1. Proportion of WPP revenue less pass-through costs Q3 YTD 2026; table made up of clients representing 81% of WPP total revenue less pass-through costs.

Balance sheet highlights

Average adjusted net debt1 (for the last 12-month rolling period) at 30 September 2026 was £3.2bn2, compared to £3.4bn at 30 September 2025, and £3.4bn at 31 December 2025.

Adjusted net debt at 30 September 2026 was £3.0bn2, against £3.6bn as at 30 September 2025.

1. Average adjusted net debt excludes lease liabilities and is the average of adjusted net debt for each of the last 12-month period ends.
2. The Group adopted the IFRS 9 amendments effective 1 January 2026. This increased cash and cash equivalents and reduced adjusted net debt by £180m as at 1 January 2026. As at 30 September 2026, the impact of the amendments was that cash and cash equivalents were higher and adjusted net debt was lower by £214m. Furthermore, the 12-month rolling average adjusted net debt as at 30 September 2026 was £167m lower, calculated by applying the amendments for the period 1 October 2025 to 30 September 2026.

Financial outlook

Our guidance for 2026 is as follows:

Following first half down 4.7%, like-for-like revenue less pass-through costs to decline low to mid-single digits in the second half of 2026

Headline operating profit margin expected to be 12% to 13%

Adjusted operating cash flow before working capital of £800m to £900m

Other 2026 modelling assumptions, consistent with our 2025 Preliminary Results release:
●	Mergers and acquisitions will not significantly impact revenue less pass-through costs
●	FX impact: current rates (at 15 October 2026, with USD/GBP rate of 1.33) imply a c.0.5% drag on FY 2026 revenue less pass-through costs
●	Headline earnings from associates of around £30m
●	Non-controlling interests of around £45m
●	Headline net finance costs of around £290m
●	Headline effective tax rate1 between 33% to 34%
●	Capex of around £190m
●	Total cash restructuring costs of around £250m, consisting of c.£190m from Elevate28 and c.£60m from historical programmes
●	We continue to expect disposal-related activity to generate cash proceeds of at least £200m

Elevate28 targets2

Phase 1: Stabilise (2026) The immediate priority is to stabilise net new business performance. We will also execute cost saving initiatives, and take portfolio actions to improve balance sheet flexibility.
●	Financial goal: Deliver positive net new business, achieve gross run-rate savings of £250m by year-end (equivalent to around £100m in-year gross savings) and progress portfolio actions.

Phase 2: Build (2027) We will fully implement and start to benefit from our revised go-to-market strategy and continue to deliver benefits of the new operating model via improved execution and further reductions in costs.
●	Financial goal: Return to organic growth during 2027, rebuild margins and reduce leverage.

Phase 3: Accelerate (2028 and beyond) WPP will emerge as a simpler, lower-cost, AI-enabled business. Revenue growth will be driven by the full integration of media, creative, production and enterprise solutions, as well as the global scaling of agentic workflows.
●	Financial goal: Accelerate organic growth, expand margins, deliver strong cash conversion.

Across all three phases, a priority will be to maintain an investment-grade balance sheet.

1. Headline tax as a % of headline profit before tax.
2. Elevate28 targets as disclosed in the Strategy Update and 2025 Preliminary Results, 26 February 2026 (see link).

Q3 2026 highlights

Clients

●     WPP new business and client retention – During the third quarter, we were encouraged by WPP’s new business performance and client retention wins across media, creative and integrated services, the most significant of which was the renewal of our longstanding global media partnership with The Coca-Cola Company (excluding North America, Japan and South Korea which were not part of the review). Other meaningful wins include expanding our global media remit with DoorDash, being appointed Waymo’s media partner in North America and EMEA and Nestlé’s integrated partner for its new end-to-end content operating model in China, including for creative and production. Further wins included TurboTax appointing WPP for digital video and social content, winning Godrej Consumer Products Limited’s media business in a number of international markets and being named the integrated agency partner for voter communications for The Electoral Commission in the UK. Each success reflects the creativity, expertise and determination of our teams – and the trust and confidence our clients have in WPP’s ability to drive brand differentiation and business growth at a global scale.

●     WPP launches flagship production hub in East London – In September, WPP officially opened Devon’s Point (see link), a new flagship production facility in East London. Spanning 34,000 sq ft across a multi-floor industrial footprint, the studio represents a major evolution in global content production and is the first facility of its kind to be launched by a marketing services company in the UK, bringing together advanced AI-powered virtual production technology, modular studio environments and post-production capabilities under one roof. The facility's AI-enabled production solutions connect directly to WPP's creative, media and enterprise solutions capabilities, which gives clients access to more integrated service offerings and a common intelligence layer across all their marketing activities. Devon’s Point also gives WPP's clients the infrastructure to operationalise creator-led marketing at scale, taking advantage of one of the fastest growing parts of the marketing ecosystem. The space offers brands and creators purpose-built live streaming studios, rapid shoot-and-edit facilities and dedicated creator collaboration spaces.

●     Industry recognition for our work for clients – At the 2026 Global Influencer Awards (see link), Ogilvy was recognised as the ‘Most Awarded Agency’ for the eighth consecutive year. VML was recognised as a Leader in the Gartner® Magic Quadrant™ for Global Digital Marketing Agencies, 2026 (see link) and WPP Enterprise Solutions was recognised as a Leader in IDC MarketScape for AI-Enabled Adobe Professional Services (see link). Meanwhile at the 2026 M&M Global Awards (see link), our clients took home five category wins and 11 Highly Commended prizes including for our ‘R/eal Reviews’ work for Dove and for our ‘Oral Health Movement’ work for Colgate.

Technology

●     WPP Media and InfoSum continue to add data partners – In September (see link), InfoSum announced a partnership with Eyeota, a Dun & Bradstreet company and global provider of B2B and B2C audience solutions. Dun & Bradstreet and Eyeota-owned-and-operated digital audience taxonomy, along with the D&B ID Graph, combined with InfoSum's privacy-safe data collaboration technology, enables advertisers to reach more precise B2B and B2C audiences, build smarter models, and measure performance without moving or exposing underlying data. Further to Eyeota, WPP signed an additional 48 data partnership agreements in Q3, spanning global and regional media owners as well as retail and commerce data partners at both a global and local level. This takes the total number of partners to almost 400.

●     Kyndryl and WPP announce expanded partnership – In October, Kyndryl and WPP announced an expanded strategic partnership to drive enterprise transformation, marketing growth and joint go-to-market innovation (see link). The partnership focuses on three key areas: the transformation of WPP’s business platforms and support model, an expanded marketing partnership which names WPP as Kyndryl’s preferred global marketing partner and joint go-to-market initiatives to drive customer growth through modernisation and core business transformation.

●     Burson acquires long-term strategic partner, cognitive AI company Limbik – In September, Burson acquired Limbik Inc., the cognitive AI company behind Decipher, Burson's predictive intelligence platform that forecasts how communications will resonate with audiences operating in more than 60 markets globally (see link). The acquisition brings Limbik's proprietary cognitive AI capabilities, engineering team and AI research team fully in-house, allowing Burson to accelerate product integration and development across its entire innovation suite.

People

●     WPP Chief Financial Officer succession – In September, WPP announced that Joanne Wilson is stepping down from her role as Chief Financial Officer and as an Executive Director of WPP (see link). The Board has commenced a formal search process to appoint a new Chief Financial Officer. Joanne will remain in her current role while her successor is appointed, to ensure an effective transition of her responsibilities.

●     VML Global and WPP Creative CEO succession – In September, WPP announced that Jon Cook, Global CEO of VML and CEO of WPP Creative has decided to leave WPP to pursue the next chapter of his career (see link). Jon will remain in his leadership roles through to March 2027 to ensure a seamless, collaborative transition. Tyler Turnbull will join WPP as CEO of WPP Creative (see link) in early 2027. Tyler will join WPP from McCann where he is currently Global CEO. Meanwhile, Eric Campbell, currently North America CEO of VML and WPP Creative, will become Global CEO of VML in March 2027, while continuing as CEO of WPP Creative North America.

●     Global Chief Client Officer appointment – In October, WPP announced the appointment of Adam Gerhart as Global Chief Client Officer (see link), previously Global Chief Client Officer at WPP Media. In his new role, Adam will be responsible for leading WPP’s key global client relationships and overseeing the company’s network of Global Client Leaders.

Investor materials

●     WPP webinars – WPP hosted a series of webinars designed to give investors and analysts deeper insight into our agencies, products, services and market forecasts. These sessions featured presentations by WPP leadership and agency executives, covering industry trends, strategic updates and business performance. During the third quarter, we have published a recording of our in-person investor event on WPP Production. To watch this, please see WPP webinars.

Detailed regional analysis

Regional – revenue analysis

£ million	Q3 2026	Q3 2025 (restated)1	+/(-) % reported	+/(-) % LFL
North America	1,304	1,179	10.6	10.0
EMEA	1,296	1,358	(4.6)	(3.5)
APAC	520	568	(8.5)	(8.0)
LATAM	154	154	0.0	(5.8)
Total Group	3,274	3,259	0.5	0.5

£ million	YTD 2026	YTD 2025 (restated)1	+/(-) % reported	+/(-) % LFL
North America	3,678	3,716	(1.0)	0.9
EMEA	3,905	4,008	(2.6)	(2.8)
APAC	1,619	1,756	(7.8)	(5.6)
LATAM	445	442	0.7	(3.7)
Total Group	9,647	9,922	(2.8)	(1.9)

Regional – revenue less pass-through costs analysis

£ million	Q3 2026	Q3 2025 (restated)1	+/(-) % reported	+/(-) % LFL
North America	919	930	(1.2)	(1.8)
EMEA	974	1,004	(3.0)	(1.7)
APAC	365	379	(3.7)	(4.3)
LATAM	153	146	4.8	(1.2)
Total Group	2,411	2,459	(2.0)	(2.1)

£ million	YTD 2026	YTD 2025 (restated)1	+/(-) % reported	+/(-) % LFL
North America	2,711	2,896	(6.4)	(4.6)
EMEA	2,939	3,041	(3.4)	(3.5)
APAC	1,066	1,123	(5.1)	(4.0)
LATAM	440	425	3.5	(1.2)
Total Group	7,156	7,485	(4.4)	(3.9)

1. The Group’s geographical areas have been reorganised. Prior year comparatives have been restated to reflect these changes.

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Company’s current expectations or forecasts of future events.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for the Group’s products and services; changes in client advertising, marketing and corporate communications requirements; the Group’s inability to realise the future anticipated benefits of acquisitions; failure to realise the Group’s assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of conflicts; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of the Group’s clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in the Group’s business; risks related to the Group’s environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of the Group’s control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned ‘Risk Factors’ in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 29 October 2026.	By: ______________________
Balbir Kelly-Bisla
Company Secretary